New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

April 25, 2011

Re:
Kosmos Energy Ltd. (the "Company")
Registration Statement on Form S-1
Filed January 14, 2011
File No. 333-171700

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Schwall:

        This letter is in response to your letter dated April 22, 2011. We have set forth your comments followed by the Company's response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Critical Accounting Policies, page 67

Receivables, page 68

1.
We note the proposed revisions provided in response to prior comment one of our letter dated April 21, 2011. As it relates the reimbursable development costs from the EO Group, please expand to further explain why you believe you will recover a portion of the amount receivable, and the specific actions you intend to take to collect such amounts.

  We have revised the disclosure on pages 68 to 70 of the Registration Statement in response to this comment.

Notes to Consolidated Financial Statements, page F-8

Note 16 Income Taxes, page F-31

2.
We note the proposed revisions provided in response to prior comment two of our letter dated April 21, 2011. Please revise these disclosures to further clarify the impact of the valuation allowance reversal on your financial statements. Please also include more specific disclosure regarding your projection of future taxable income and the recognition of the Ghana deferred tax asset. As applicable, please ensure you revise disclosures elsewhere in the document.

  We have revised the disclosure on pages 70 to 72 and F-32 to F-34 of the Registration Statement in response to this comment.

        To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674.

Sincerely,
/s/ Richard D. Truesdell, Jr., Esq.
Richard D. Truesdell, Jr., Esq.
cc:
Brian F. Maxted
David J. Beveridge, Esq.